Filed Pursuant to Rule 424(b)(3)

Registration No. 333-292303

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 23, 2025)

10,700,211 American Depositary Shares representing

5,350,105,500

Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 23, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-292303), as amended, with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on September 1, 2026 (the “September 1, 2026 Form 6-K”). Accordingly, we have attached the September 1, 2026 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On August 31, 2026, the last reported sale price of the ADSs on Nasdaq was $13.77 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information-D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 1, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Press Release

On September 1, 2026, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics Reports Preclinical Data Showing Paxalisib Reprograms Immunotherapy-Resistant MSS/pMMR Colorectal Cancer and Enhances Response to Immunotherapy”. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additionally, on September 1, 2026, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics Expands Paxalisib Clinical Trial to HR+/HER2- Breast Cancer, Supported by Preclinical Data Showing Strong Clinical Activity and Safety in HR+ Breast Cancer”. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Incorporation by Reference

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1 and Exhibit 99.2, except for the quotes of Dr. John Friend, Chief Executive Officer of the Company, and Dr. Sudha Rao, Chief Scientific Officer of the Company, contained in Exhibit 99.1 and Exhibit 99.2, into the Company’s registration statements on Form F-3 (File Nos. 333-276091, 333-281937 and 333-294392).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release dated September 1, 2026
99.2	Press Release dated September 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

Date: September 1, 2026

Exhibit 99.1

Kazia Therapeutics Reports Preclinical Data Showing Paxalisib Reprograms Immunotherapy-Resistant MSS/pMMR Colorectal Cancer and Enhances Response to Immunotherapy

Paxalisib Monotherapy Significantly Reduced Tumor Burden in Pre-Clinical Model of MSS/pMMR Colorectal Cancer, With the Addition of Pembrolizumab Driving a Further Reduction

Paxalisib Was Well Tolerated as Monotherapy and in Combination with Checkpoint Inhibition

Kazia is Preparing to Advance Paxalisib Into a Phase 2 Clinical Study to Evaluate Paxalisib in Immunotherapy-Resistant MSS/pMMR Colorectal Cancer

SYDNEY, Sept. 1, 2026 -- Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused biotechnology company developing therapies that selectively reprogram cancer biology, restore anti-tumor immunity and overcome treatment resistance, today announced new preclinical and translational data showing that its lead asset, paxalisib, reduced tumor burden, the total amount of cancer in the body, by 52% (p=0.035) in microsatellite stable (MSS) / proficient mismatch repair (pMMR) colorectal cancer. In a separate study, adding paxalisib to an existing immunotherapy drug reduced tumor volume by an additional 50%, compared with the immunotherapy alone (p=0.022). Across both studies, treatment was well tolerated, with no evidence of treatment-related toxicity.

Kazia is also advancing a next-generation translational biomarker program designed to characterize the molecular, immune and epigenetic signatures associated with paxalisib response. The program is intended to identify patients most likely to benefit, provide early measures of biological response, and support biomarker-driven clinical development of paxalisib in pMMR colorectal cancer. These emerging biomarker insights, together with the compelling preclinical findings and a differentiated mechanism of action, have been incorporated into a new patent filing covering aspects of paxalisib’s potential use in colorectal cancer, further strengthening the intellectual property foundation for the program as it advances toward clinical development.

“Colorectal cancer is one of the leading causes of cancer-related death, and its rising incidence among younger adults underscores the urgent need for new treatment approaches. Using a novel preclinical pMMR model, patient-derived tissue biopsies and single-cell spatial epigenetic profiling, we uncovered a potentially novel mechanism through which paxalisib reprograms the tumor microenvironment to enhance cancer immune visibility, identifying cancer-specific molecular and immune signatures that may explain this shift from immunotherapy-resistant to responsive. Paxalisib showed meaningful anti-tumor activity on its own, and in combination with immunotherapy produced substantially greater tumor reduction in a setting where checkpoint inhibitors have historically provided little benefit. These findings support advancing paxalisib into a Phase 2 study in this patient population, part of our broader strategy to reprogram tumor and immune biology and overcome resistance,” said Dr. Sudha Rao, Chief Scientific Officer, Kazia Therapeutics.

Patients with MSS/pMMR colorectal cancer account for approximately 85–90% of metastatic colorectal cancer cases. Unlike the smaller subset of colorectal cancers with microsatellite instability (MSI-H), which has shown meaningful response to immune checkpoint inhibitors, published clinical data show that checkpoint inhibitor monotherapy has provided little to no clinical benefit in patients with MSS/pMMR metastatic colorectal cancer. Paxalisib’s approach in this setting represents a potential first-in-class strategy, as, to the Company’s knowledge, no other PI3K/mTOR inhibitor has previously demonstrated meaningful activity in pMMR colorectal cancer.

The Company plans to launch a five-arm Phase 2 clinical trial evaluating paxalisib as a monotherapy in combination with pembrolizumab (Keytruda®) versus standard of care in pre-treated MSS/pMMR metastatic colorectal cancer. Patients will be randomized to one of five arms: paxalisib at 15mg; paxalisib at 15mg plus pembrolizumab, with or without biologic; paxalisib at 30mg; paxalisib at 30mg plus pembrolizumab, with or without biologic; or a standard-of-care comparator arm. The primary endpoint is safety and tolerability, with progression-free survival, overall response rate and overall survival as secondary endpoints. Enrollment is expected to begin in the first quarter of 2027, with full enrollment of all five arms anticipated by the end of 2027.

About Kazia Therapeutics

Kazia Therapeutics (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. The Company’s lead asset, paxalisib, is an investigational brain-penetrant inhibitor of the PI3K/Akt/mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of over 15 clinical trials. A completed Phase 2/3 study in glioblastoma (GBM AGILE) was reported in 2024, and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. Additionally, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020 and for atypical teratoid/rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. In addition to its clinical-stage programs, Kazia is advancing NDL2, a potentially first-in-class intracellular PD-L1 protein degrader program targeting a newly identified mechanism of immunotherapy resistance and metastatic progression, as well as MSETC, a potentially first-in-class SETDB1 inhibitor program intended to restore immune signaling in tumors that have become resistant to immunotherapy, including checkpoint inhibitors. Both programs are currently in preclinical development. For more information, please visit www.kaziatx.com or follow us on X @KaziaTx.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding: the potential therapeutic benefit of paxalisib in pMMR metastatic colorectal cancer; the significance of preclinical and translational findings, including the orthotopic and subcutaneous CRC models and CTC cluster data; the Company’s biomarker program and anticipated future disclosures; and the planned initiation and design of a Phase 2 clinical trial in pMMR metastatic CRC. Forward-looking statements are generally identified by words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “may,” “will,” “could,” “should,” “estimates,” “projects,” “potential,” and similar expressions. These forward-looking statements are based on management’s current expectations and assumptions as of the date of this press release and are subject to significant risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the preliminary and preclinical nature of the data described, which may not predict clinical outcomes in humans; risks associated with the conduct, timing and enrollment of clinical trials; regulatory review and approval processes; reliance on third-party collaborators and trial sites; the Company’s ability to obtain, maintain and protect its intellectual property; general economic and market conditions; and the Company’s ability to maintain compliance with NASDAQ listing requirements.

For a more complete discussion of risks and uncertainties, please refer to the Company’s filings with the SEC, including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. All forward-looking statements are qualified in their entirety by this cautionary statement.

(Keytruda is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.)

Media Contacts

Michaela Fawcett / Molly Crawford

KCSA Strategic Communications

mfawcett@kcsa.com / mcrawford@kcsa.com

Exhibit 99.2

Kazia Therapeutics Expands Paxalisib Clinical Trial into HR+/HER2- Breast Cancer, Supported by Preclinical Data Showing Strong Clinical Activity and Safety in HR+ Breast Cancer

Preclinical Data Show Paxalisib Combined With Standard-of-Care Therapy Is Well Tolerated and Produces Statistically Significant Antitumor Activity

Three-Arm Expansion of the Ongoing TNBC Trial Will Evaluate Paxalisib Plus Fulvestrant, With Palbociclib, Versus Standard-of-Care

First Patient Expected By Year-End 2026 and Full Enrollment by End of 2027

SYDNEY, Sept. 1, 2026 – Kazia Therapeutics Limited (NASDAQ: KZIA) (“Kazia” or the “Company”), an oncology-focused biotechnology company developing therapies that selectively reprogram cancer biology, restore anti-tumor immunity and overcome treatment resistance, today announced new preclinical data demonstrating the safety and anti-tumor activity of paxalisib in HR+/HER2- breast cancer, including evidence that paxalisib resensitized CDK4/6 inhibitor-resistant tumors to standard-of-care therapy. Based on these findings, the Company is moving rapidly to expand its ongoing TNBC clinical trial into hormone receptor-positive (“HR+”), HER2-negative (“HER2-”) advanced breast cancer to evaluate this effect directly and filed a related provisional patent application.

“HR+/HER2- breast cancer accounts for approximately 60–70% of all breast cancer diagnoses, and we expect nearly 322,000 new cases in the U.S. alone this year,” said Dr. John Friend, Chief Executive Officer of Kazia Therapeutics. “That scale, combined with the persistent need for better options once patients progress on standard therapy, represents a significant area of unmet medical need where paxalisib may play a role. Our preclinical data showing statistically significant, additive antitumor activity when paxalisib is combined with standard-of-care therapy gives us strong confidence in this approach, and we are moving quickly to bring this combination into the clinic for these patients. With the completion of our recent financing, based on our current plans and projections, we now have the capital in place to fund this program through completion.”

In addition to these findings, paxalisib in combination with fulvestrant, and paxalisib in combination with fulvestrant and palbociclib, showed consistent safety and resulted in statistically significant reductions in tumor volume across preclinical models. Kazia has filed a patent that is supported by the Company’s preclinical findings and has identified a high-risk subset of metastatic HR+/HER2- breast cancer defined by a novel PI3K/mTOR biomarker, with tissue- and blood-based tests associated with poor survival. Extensive benchmarking studies show that paxalisib can resensitize treatment-resistant tumors to combination therapy through a distinct epigenetic mechanism, an effect not observed with gedatolisib, an FDA-approved intravenous PI3K/mTOR inhibitor, indicating a paxalisib-specific effect rather than a class effect. In a HR+ xenograft model, paxalisib in combination with fulvestrant and palbociclib reduced tumor burden without added toxicity and showed primary tumor growth inhibition comparable to gedatolisib in combination with the same regimen.

“Our extensive benchmarking shows that paxalisib is differentiated in targeting the PI3K/mTOR–epigenetic resistance axis and importantly, this is not a class effect,” said Dr. Sudha Rao, Chief Scientific Officer, Kazia Therapeutics. “Paxalisib’s unique attributes are uncovering a broader role for PI3K/mTOR beyond conventional cytoplasmic signalling, with alternative pathways that may drive metastatic disease and resistance. In HR+ breast cancer, we have identified a novel epigenetic PI3K/mTOR biomarker, with both liquid and tissue tests, that is enriched in patients with poor prognosis. This gives us the opportunity to enrich for the patients where this biology matters most and brings precision medicine to HR+ breast cancer.”

This benchmarking work is ongoing, and Kazia expects to present additional data later this year, including further cellular, molecular and epigenetic characterization of paxalisib relative to other PI3K/mTOR inhibitors.

Current development strategies in this setting have primarily focused on sequencing additional lines of endocrine therapy, targeted agents or antibody-drug conjugates after resistance emerges. Kazia’s preclinical findings suggest that paxalisib may address resistance mechanisms at an earlier biological level through epigenetic and transcriptional effects that extend beyond conventional PI3K/mTOR pathway inhibition.

Alongside its IP filing, Kazia is amending the protocol of its ongoing TNBC clinical trial to add a three-arm expansion evaluating paxalisib in patients with pre-treated HR+/HER2- metastatic breast cancer. Patients will be randomized to one of three arms: paxalisib at 15mg plus fulvestrant (hormone therapy), with CDK4/6 inhibitor palbociclib; paxalisib at 30mg plus fulvestrant, with palbociclib; or a standard-of-care comparator arm of fulvestrant. The primary endpoint is safety and tolerability, with progression-free survival, overall response rate and overall survival as secondary endpoints.

The Company expects sites for this expansion to be activated and the first patient enrolled before the end of 2026, with full enrollment anticipated by the end of 2027. Clinical updates are anticipated throughout 2027, with a full readout anticipated in 2028.

About Kazia Therapeutics

Kazia Therapeutics (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. The Company’s lead asset, paxalisib, is an investigational brain-penetrant inhibitor of the PI3K/Akt/mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of over 15 clinical trials. A completed Phase 2/3 study in glioblastoma (GBM AGILE) was reported in 2024, and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. Additionally, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020 and for atypical teratoid/rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. In addition to its clinical-stage programs, Kazia is advancing NDL2, a potentially first-in-class intracellular PD-L1 protein degrader program targeting a newly identified mechanism of immunotherapy resistance and metastatic progression, as well as MSETC, a potentially first-in-class SETDB1 inhibitor program intended to restore immune signaling in tumors that have become resistant to immunotherapy, including checkpoint inhibitors. Both programs are currently in preclinical development. For more information, please visit www.kaziatx.com or follow us on X @KaziaTx.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding: the potential therapeutic benefit of paxalisib in HR+/HER2- breast cancer; the significance of preclinical findings, including benchmarking studies relative to other PI3K/mTOR inhibitors; the Company’s plan to expand the ongoing TNBC clinical trial into HR+/HER2- advanced breast cancer; the expected timing of site activation, first patient enrollment and full enrollment; anticipated clinical updates and full data readout timelines; the Company’s biomarker program and anticipated future disclosures; and the sufficiency of the Company’s capital to fund the program. Forward-looking statements are generally identified by words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “may,” “will,” “could,” “should,” “estimates,” “projects,” “potential,” and similar expressions. These forward-looking statements are based on management’s current expectations and assumptions as of the date of this press release and are subject to significant risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the preliminary and preclinical nature of the data described, which may not predict clinical outcomes in humans; the ability to successfully amend the existing trial protocol and activate new sites; risks associated with the conduct, timing and enrollment of clinical trials; regulatory review and approval processes; reliance on third-party collaborators and trial sites; the Company’s ability to obtain, maintain and protect its intellectual property; the Company’s future capital needs and ability to fund planned operations; general economic and market conditions; and the Company’s ability to maintain compliance with NASDAQ listing requirements.

For a more complete discussion of risks and uncertainties, please refer to the Company’s filings with the SEC, including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Media Contacts

Michaela Fawcett / Molly Crawford
KCSA Strategic Communications
mfawcett@kcsa.com / mcrawford@kcsa.com